Via Facsimile and U.S. Mail
Mail Stop 4720

July 16, 2009

Mr. Elliot Maza
Chief Financial Officer
Intellect Neurosciences, Inc.
7 West 18th Street
New York, NY 10011

      Re: **Intellect Neurosciences, Inc.**
               Form 10-KSB for the Year Ended June 30, 2008
               File No. 333-128226

Dear Mr. Maza:

      We have completed our review of your Form 10-K-SB and have no further comments at this time.

      Sincerely,

      Joel Parker
      Accounting Branch Chief